                NOT FOR DISTRIBUTION TO STOCKHOLDERS OR OTHERS

          FOR USE ONLY BY ELIGIBLE INSTITUTIONS AND BY THE DEPOSITARY

                             Questions and Answers
                            Regarding the Offer by

                        THE SOUTHERN AFRICA FUND, INC.

         To Purchase for Cash 1,201,420 of its Issued and Outstanding
                      Shares at Net Asset Value Per Share

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and to the Depositary:

  The following is a set of questions that may be asked of you, and possible answers you might give in response, concerning the Offer by The Southern Africa Fund, Inc. (the "Fund") to purchase 1,201,420 of its issued and outstanding shares of common stock, par value $0.01 per share, for cash at a price equal to their net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on June 17, 1999, the date after the date the offer expires (or, if the Offer is extended, on the date after the new expiration date), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). These questions and answers are intended only for internal use by brokers, dealers, commercial banks, trust companies and other nominees and by the Depositary, and are not to be transmitted to others. Also, these questions and answers are not intended as a substitute for a thorough reading and understanding of the terms and conditions of the Offer. To the extent, if any, that these questions and answers may differ from the terms and conditions of the Offer, the terms and conditions of the Offer will prevail.

  Any question you have with respect to the Offer should be directed to the Depositary at (800) 426-5523.

                                             Very truly yours,

                                             THE SOUTHERN AFRICA FUND, INC.

 NOTHING CONTAINED HEREIN SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER (INCLUDING, WITHOUT LIMITATION, THESE QUESTIONS AND ANSWERS) OTHER THAN AS SPECIFICALLY AUTHORIZED BY THE FUND.

                NOT FOR DISTRIBUTION TO STOCKHOLDERS OR OTHERS

          FOR USE ONLY BY ELIGIBLE INSTITUTIONS AND BY THE DEPOSITARY

 1. Q. What is the tender offer?

  A. The Southern Africa Fund, Inc. (the "Fund") has commenced an offer to purchase 1,201,420 of its shares of common stock for cash at a price per share equal to the per share net asset value as of the close of the regular trading session of the New York Stock Exchange on June 17, 1999, unless the offer is extended, upon specified terms and subject to conditions as set forth in the tender offer documents.

 2. Q. When does the tender offer expire?

  A. The tender offer is to expire at 12:00 Midnight Eastern Time on June 16, 1999, unless extended by the Fund.

 3. Q. Why is the Fund making this tender offer?

  A. The tender offer is being made to fulfill an undertaking made by the Fund in connection with the initial public offering of shares of the Fund's common stock in 1994.

 4. Q. How do I tender my shares?

  A. If your shares are registered in your name, you should obtain a package of the tender offer materials, including the Offer to Purchase dated May 19, 1999 and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by BankBoston, N.A., the Depositary, in proper form before 12:00 Midnight Eastern Time on June 16, 1999, unless the tender offer is extended by the Fund. However, if your shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name"), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary.

 5. Q. Is there any cost to me to tender?

  A. There is a $25.00 processing fee (the "Processing Fee") per tendering stockholder. Your tender will not be a proper one if a check payable to BankBoston, N.A. for this fee does not accompany the documents submitted to BankBoston, N.A. The Processing Fee will be refunded only if no shares tendered are purchased pursuant to the offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you additional fees according to its individual policies.

 6. Q. Is the Fund required to complete the tender offer and purchase all shares tendered up to the number of shares tendered for?

  A. Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to accept for payment, purchase or pay for any shares tendered as described in Section 3 of the Offer to Purchase.

 7. Q. Will this be my last opportunity to tender shares to the Fund?

  A. Under the terms of the Fund's original undertaking, the Fund is required to conduct a tender offer during each year after 1999 subject to a policy that the Fund would not proceed with a tender offer in a particular year if Fund shares have traded on the NYSE at an average price (i) at or above their net asset value ("NAV") or at an average discount from NAV of less than 5% or (ii) at or above $15.00, all determined on the basis of the average market price per share and discounts as of the last trading day in each week during a period to be fixed by the Fund's Board of Directors of 12 calendar weeks prior to April 1 of the relevant year. Pursuant to the undertaking, the Fund may, but is not required to, conduct other tender offers. See Section 2 of the Offer to Purchase for details.

 8. Q. How can I obtain copies of the tender offer documents?

  A. Copies of the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, may be obtained from your broker, bank or other nominee or from Corporate Investor Communications, Inc., the Distribution Agent, by calling (877) 460-9339.

 9. Q. Should I tender my shares?

  A. Neither the Fund nor its Board of Directors nor Alliance Capital Management L.P. (the investment adviser to the Fund) nor any other person associated with the Fund is making any recommendation as to whether stockholders should tender or refrain from tendering shares, and no such person has been authorized to make any such recommendation on their behalf. You should read the tender offer materials thoroughly, and you may wish to consult your investment and tax advisors.

10. Q. What price will I get for the shares that are tendered?

  A. If shares are purchased by the Fund, you will receive the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on the date after the expiration date of the tender offer. The expiration date is June 16, 1999, unless the offer is extended.

11. Q. What is the net asset value per share now?

  A. On May 14, 1999, the net asset value per share was $13.47. During the pendency of the offer, current net asset value quotations can be obtained from BankBoston, N.A. by calling (800) 426-5523 between 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

12. Q. Will the net asset value be higher or lower on the date that the price to be paid for tendered shares is to be determined?

  A. No one can accurately predict the net asset value at a future date.

13. Q. Will the Fund pay interest on the purchase price of the tendered shares?

  A. No.

14. Q. When will the tender offer expire?

  A. The tender offer will expire at 12:00 Midnight Eastern Time on June 16, 1999, unless it is extended. The Fund may extend the period of time the offer is open by making a public announcement.

15. Q. May I withdraw my shares after I have tendered them?

  A. Yes, you may withdraw your shares at any time prior to 5:00 P.M. Eastern Time on June 18, 1999 (or, if the offer is extended, prior to 5:00 P.M. Eastern Time on the second day on which the NYSE is open for trading after the new expiration date).

16. Q. Is there any reason shares tendered would not be accepted?

  A. The Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. Tenders will be rejected if all shares actually and constructively (as determined under the Internal Revenue Code) are not tendered and if the tender does not include the Processing Fee, original signature(s) or the original of any required signature guarantee(s). Also, the Fund may determine not to purchase any shares under the circumstances referred to in Section 3 of the Offer to Purchase.

17. Q. If shares I tender are accepted by the Fund, when will payment be made?

  A. It is contemplated, subject to change, that payment for tendered shares, if accepted, will be made on or about June 25, 1999.

18. Q. What if more than 1,201,420 shares are tendered (and not timely withdrawn)?

  A. In that event, the Fund will purchase duly tendered shares from tendering Stockholders pursuant to the terms and conditions of the tender offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each Stockholder (and not timely withdrawn), unless the Fund determines not to purchase any shares.

19. Q. If all of the shares I tender are not purchased by the Fund, for any reason, how will I get those shares back?

  A. These shares will be returned to you or your broker, dealer, commercial bank, trust company or other nominee promptly after the expiration date, subject to any extension thereof, in accordance with the instructions in the Letter of Transmittal.

20. Q. Can the tender offer materials be sent to me by overnight delivery service?

  A. The Depositary can send the tender offer materials to you by overnight delivery service if you arrange in advance to pay the delivery charges. If your shares are held in nominee (e.g., in "street name"), you should contact your broker, dealer, commercial bank, trust company or other nominee for a copy of the tender offer documents.